SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d) of
the Securities Exchange Act of 1934

Date of Report	**April 28, 2004**
(Date of earliest event reported)	**April 26, 2004**

Centrue Financial Corporation
(Exact name of Registrant as specified in its charter)

Delaware
(State or other jurisdiction of incorporation)

1-13676	**36-3846489**
(Commission File Number)	(I.R.S. Employer Identification Number)
310 South Schuyler Avenue, Kankakee, Illinois	**60901**
(Address of principal executive offices)	(Zip Code)

(815) 937-4440
(Registrant's telephone number, including area code)

Item 5. Other Information

On April 26, 2004, Centrue Financial Corporation issued a press release announcing, among other things, that Centrue Financial issued $10 million of trust preferred securities, eliminated its quarterly dividend, and intends to commence a previously announced share repurchase program. The press release is attached hereto as Exhibit 99.1 and is incorporated herein by reference.

Item 7. Financial Statements, Pro Forma Financial Information and Exhibits

    (a)   Financial Statements of Business Acquired.

              None.

    (b)   Pro Forma Financial Information.

              None.

    (c)   Exhibits.

              99.1 Press Release dated April 26, 2004

Item 12. Results of Operations and Financial Condition

On April 26, 2004, Centrue Financial Corporation issued a press release announcing its financial results for the three month period ended March 31, 2004. The press release is attached hereto as Exhibit 99.1.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

CENTRUE FINANCIAL CORPORATION

Dated: April 27, 2004

By: /s/ James M. Lindstrom
James M. Lindstrom
Chief Financial Officer

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